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SEC FILE NUMBER
1-9516

CUSIP NUMBER
0029169109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):

☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR
For Period Ended: September 30, 2005
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
American Real Estate Partners, L.P.

Full Name of Registrant
N/A

Former Name if Applicable
100 South Bedford Road

Address of Principal Executive Office (Street and Number)
Mount Kisco, NY 10549

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
American Real Estate Partners, L.P. (“AREP” or the “Company”) will be unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2005 by November 9, 2005 without unreasonable effort or expense because AREP requires additional time to complete its consolidated financial statements and notes thereto. The extension is necessary in order to allow AREP adequate time to properly reflect in the Company’s third quarter financial results the effect of the acquisition of the assets of WestPoint Stevens Inc. by AREP’s subsidiary, WestPoint Home, Inc., and the chapter 11 bankruptcy filing of GB Holdings, Inc., a subsidiary of AREP which owns a minority interest in The Sands Hotel and Casino in Atlantic City, New Jersey. Each of these transactions was complex, including from an accounting perspective, and the Company’s management needs additional time to ensure that AREP’s consolidated financial statements fully and fairly reflect the Company’s financial condition and results of operations. The Company anticipates that it will file its Form 10-Q for the period ended September 30, 2005 on or before November 14, 2005, and that the Form 10-Q will be deemed timely filed under SEC rules.
(1)	Name and telephone number of person to contact in regard to this notification

Jon F. Weber	914	242-7700

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☑ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
AREP estimates the following results for the three and nine months ended September 30, 2005:
Revenues for the three months ended September 30, 2005 are expected to increase to $331.8 million as compared to $159.5 million in the prior year period. Operating income for the three months ended September 30, 2005 is expected to decrease to a loss of $30.2 million as compared to income of $14.3 million in the prior year period. Net income for the three months ended September 30, 2005, is expected to be a net loss of $126.1 million as compared to net earnings of $21.2 million in the prior year period.
Revenues for the nine months ended September 30, 2005 are expected to increase to $708.8 million as compared to $487.8 million in the prior year period. Operating income for the nine months ended September 30, 2005 is expected to decrease to $13.5 million as compared to $62.7 million in the prior year period. Net income for the nine months ended September 30, 2005, is expected to be a net loss of $89.2 million as compared to net earnings of $158.9 million in the prior year period.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
Among the key factors expected to affect financial results for the three months ended September 30, 2005 are:
•	Unrealized losses on hedging transactions at AREP’s oil and gas operations are expected to be $79.8 million. This loss offset otherwise favorable results from higher prices for oil and gas and higher production volumes and impacts revenue, operating income and net income.

•	Impairment charges of $52.4 million are expected to be incurred in connection with the bankruptcy filing of GB Holdings, Inc.

•	Net losses on marketable securities are expected to be $23.8 million in the current year. There were no gains or losses on marketable securities in the comparable period of the prior year.
Among the key factors expected to affect financial results for the nine months ended September 30, 2005 are:
•	Unrealized losses on hedging transactions at AREP’s oil and gas operations are expected to be $111.6 million. This loss offset otherwise favorable results from higher prices of oil and gas and higher production volume and impacts revenue, operating income and net income.

•	Impairment charges of $52.4 million are expected to be incurred in connection with the bankruptcy filing of GB Holdings, Inc.

•	Net losses on marketable securities are expected to be $24.0 million in the current year versus gains of $37.2 million in the prior year.

American Real Estate Partners, L.P.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2005	By	/s/ Jon F. Weber

Jon F. Weber
President of American Property Investors, Inc., the General Partner of American Real Estate Partners, L.P.
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).